SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------



                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                  January 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
and 333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Receives a $1.4 Million Order From RAFAEL for the Development of a New Generation Inertial Measurement Unit for RAFAEL'S Litening Airborne Targeting Pod dated January 14, 2008.


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                                                                          ITEM 1


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Press Release                             Source: RADA Electronic Industries Ltd

RADA Receives a $1.4 Million Order From RAFAEL for the Development of a New Generation Inertial Measurement Unit for RAFAEL'S Litening Airborne Targeting Pod

Monday January 14, 8:16 am ET

NETANYA, Israel, January 14 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADA - News) has announced today that it has received a $1.4 million purchase order from RAFAEL Advanced Defense Systems Ltd. to develop a new generation Inertial Measurement Unit (IMU) for the Litening Airborne Targeting pod.

RADA's IMU is the third product in its continuously-growing family of inertial navigation system (INS) solutions, and is the outcome of internal R&D investments made in 2007 and which are continuing in 2008.

The current order calls for the development, production of prototypes, integration and qualification efforts. It is part of a framework agreement between both companies to develop, produce and deliver a substantial quantity of units.

The total value of the agreement is $9 million, including the $1.4 million development order. Production orders are expected to be received in 2009, following the completion of the development phase.

Zvi Alon, RADA's CEO, commenting on this purchase order, said: "The order from RAFAEL, which is a major player in the defense market, demonstrates the trust it has placed in the maturity of RADA's technology and is a confirmation of RADA's strategic decision to expand its product lines to include INS solutions. We expect that the whole Litening fleet, estimated to be in the hundreds, will eventually be upgraded with RADA's IMU."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Optronics (cameras for airplanes and armored vehicles).

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    Company Contact:
    Dubi Sella (V.P Marketing & Sales)
    Tel: +972-9-892-1111
    mrkt@rada.com



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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                       (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date: January 14, 2008